Exhibit 97

United Bancorp, Inc. Clawback Policy

The following statement of Company policy (the “Clawback Statement”) is designed to comply with Section 10D of the Securities Exchange Act of 1934 and any applicable listing standards of Nasdaq, and it shall be interpreted in accordance therewith.

•	Policy of Recoupment Upon Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, the Board will, to the extent not impracticable, require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

The Board intends to enforce its recoupment rights under this statement of policy to the fullest extent of the law and will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder. The Board shall recover any excess Incentive Compensation unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company's securities are listed.

The Board may require that any employment agreement, equity award agreement, or similar agreement shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Clawback Statement. Any right of recoupment under this statement of policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

•	Administration

Unlike the remainder of the Code of Ethics, the Clawback Statement shall be administered exclusively by the full Board of Directors of United Bancorp (the “Board”). The Board is authorized to interpret and construe this Clawback Statement and to make all determinations necessary, appropriate, or advisable for its administration. Any determinations made by the Board shall be final and binding on all affected individuals.

•	Covered Executives

The Company’s Clawback Statement applies to the current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of Nasdaq, and such other senior executives/employees who may from time to time be deemed subject to the Policy by the Board (the Covered Executives).

•	Incentive Compensation

For purposes of the Company’s Clawback Statement, “Incentive Compensation” means any compensation received by a Covered Executive that is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure.

•	Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid had it been based on the restated results, as determined by the Board.

If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

•	No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.